                                                               EXHIBIT 20.1


NEWS RELEASE
-------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE
July 22, 1998


                        STAGE II APPAREL CUTS OVERHEAD
                            WITH NEW OFFICE SPACE


     New York, New York--STAGE II APPAREL CORP. (AMEX: SA) announced arrangements for saving approximately $2.9 million in overhead during the next eight years through a relocation to new offices at 1385 Broadway in Manhattan's fashion district. The Company relocated from the Empire State Building, where its future lease obligations through 2006 would have aggregated around $4 million for space far exceeding the needs of its downsized operations. To achieve these savings, the Company obtained a cancellation of its prior office lease for a fee of $325,000.

     Richard Siskind, who joined the Company as CEO in May 1998 in connection with his acquisition of a controlling interest in Stage II, commented that "Our success in relieving Stage II of a burdensome lease on favorable terms is the first major step in our plans for the Company's turnaround. Although savings from the transaction will not fully offset anticipated losses for the balance of the year, the long term benefits will be significant, helping to bring overhead in line with the Company's sales.

     Mr. Siskind is the principal shareholder and CEO of several companies engaged in various segments of the apparel industry, in which he has over 30 years' experience. He added that "I am committed to achieving a turnaround for the Company and will now focus on potential new licenses and other opportunities for growth."

     The Company is engaged in the design and distribution of an extensive range of men's and boy's casual apparel and activewear. The Company markets its apparel to mass merchandisers, department stores, sporting goods chains and specialty stores under nationally recognized brand names as well as proprietary and private labels, including Dunlop, Timber Run, Main Event and Pro Tour.

                                    -END-


Company    Michael Hanrahan
Contact:   Chief Financial Officer
           (212) 840-0880